February 29, 2008

Nevada Agency & Trust Company
  agent for service for
Perfectenergy International Limited
50 West Liberty Street, Suite 880
Reno, Nevada 89501

> **Re: Perfectenergy International Limited**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 28, 2008**
> **File No. 333-145915**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material Impact of Known Events on Liquidity, page 54

1.   We note your revised disclosure in response to comment 4. Please expand to disclose the pre-set price your new subsidiary will pay Science Park. Also clarify whether the amounts you anticipate spending to expand your cell production and lamination lines, as noted on page 42, are included in the amounts you are obligated to spend under the investment agreement.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Perry J. Hindin
Special Counsel

cc (via fax):   Dominador Tolentino, Esq.—Richardson & Patel LLP
                 Kevin K. Leung, Esq.—Richardson & Patel LLP